Filed pursuant to Rule 433 Registration No. 333-123311

Wachovia Corporation

$600,000,000 5.70% Notes due August 1, 2013

Issuer:	Wachovia Corporation
Security:	Senior Global Medium-Term Notes, Series G
Principal Amount:	$600,000,000
Trade Date:	July 26, 2006
Settlement Date:	July 31, 2006
Maturity Date:	August 1, 2013
Coupon:	5.700%
Price to Public:	99.800%
Gross Spread:	0.4000%
Gross Spread ($):	$2,400,000
Net Proceeds to Company:	$596,400,000
1st Coupon Payment Date:	February 1, 2007
Coupon Payment Dates:	February 1 / August 1
CUSIP:	92976WBA3
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$552,000,000
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$12,000,000
	Loop Capital Markets, LLC	$12,000,000
	Samual A. Ramirez & Company, Inc.	$12,000,000
	Sandler O’Neill & Partners, L.P.	$12,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.